

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via E-mail
Eric S. Lederer
Chief Financial Officer
Chanticleer Holdings, Inc.
11220 Elm Lane, Suite 203
Charlotte, North Carolina 28277

>   **Re: Chanticleer Holdings, Inc.**
>   **Form 10-K for the Year Ended December 31, 2013**
>   **Filed March 31, 2014**
>   **File No. 001-35570**

Dear Mr. Lederer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Andrew Mew

                          Andrew Mew
                          Senior Assistant Chief Accountant